UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Intrusion Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

46121E205
(CUSIP Number)

October 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐         Rule 13d-1(b)

☒         Rule 13d-1(c)

☐         Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons MAZ Partners LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 897,836
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 897,836
9	Aggregate Amount Beneficially Owned by Each Reporting Person 897,836
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐
11	Percent of Class Represented by Amount in Row (9) 7.7%
12	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons MAZ Capital Advisors, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 897,836
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 897,836
9	Aggregate Amount Beneficially Owned by Each Reporting Person 897,836
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐
11	Percent of Class Represented by Amount in Row (9) 7.7%
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons Walter Schenker
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 189,253
	6	Shared Voting Power 897,836
	7	Sole Dispositive Power 189,253
	8	Shared Dispositive Power 897,836
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,087,089
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐
11	Percent of Class Represented by Amount in Row (9) 9.3%
12	Type of Reporting Person (See Instructions) IN

This Amendment No. 5 to 13G amends and restates in its entirety the Schedule 13G (as amended and restated, the “Schedule 13G”) filed on October 12, 2007, as amended by Amendment No. 1 filed on February 4, 2008, as further amended by Amendment No. 2 filed on January 15, 2009, Amendment No. 3 filed on January 20, 2009, and Amendment No. 4 filed on February 12, 2010, in each case filed by Titan Capital Management, LLC (“TCM”), TCMP3 Partners, L.P. (“TCM Partners”), Walter Schenker and Steven Slawson with respect to common stock, $0.01 par value per share (“Common Stock”) of Intrusion Inc. (“Issuer”). Walter Schenker as a co-managing member of TCM, the general partner of TCM Partners, shared voting and dispositive power over all of the shares of Common Stock of the Issuer owned of record by TCM and previously reported on the Schedule 13G (the “TCM Shares”).  On July 1, 2010, in connection with the winding up and dissolution of TCM Partners, the TCM Shares were transferred to MAZ Partners LP.  As a result, TCM Partners no longer owns any of the Issuer’s Common Stock and is no longer a reporting person and TCM is no longer deemed to beneficially own any of the Issuer’s Common Stock and is no longer a reporting person.  MAZ Capital Advisors, LLC is the General Partner of MAZ Partners LP and Walter Schenker is the sole member and manager of MAZ Capital Advisors, LLC, therefore, Walter Schenker continues to exercise voting and dispositive control over the TCM Shares.

Item 1(a)                Name of Issuer:
Intrusion Inc.

Item 1(b)                Address of Issuer’s Principal Executive Offices:

1101 East Arapaho Road, Suite 200

Richardson, Texas  75081

Item 2(a)                Name of Person Filing:

MAZ Partners LP

MAZ Capital Advisors, LLC

Walter Schenker

MAZ Partners LP is the record holder of the securities reported herein.  MAZ Capital Advisors, LLC is the General Partner of MAZ Partners LP.  Walter Schenker is the sole member and manager of MAZ Capital Advisors, LLC.

Item 2(b)                Address of Principal Business Office or, if none, Residence:

MAZ Partners LP
MAZ Capital Advisors, LLC
Walter Schenker
7 Century Drive, Suite 201
Parsippany, NJ 07054

Item 2(c)                      Citizenship:

MAZ Partners LP – Delaware
MAZ Capital Advisors, LLC – Delaware
Walter Schenker – USA

Item 2(d)                Title of Class of Securities:

Common Stock, $.01 par value

Item 2(e)                CUSIP Number:

46121E205

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.                    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Each reporting person’s calculation of its percentage ownership of the Common Stock of the Issuer is based upon 11,736,150 shares of Common Stock issued and outstanding as of July 31, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on August 12, 2010.

(a)           Amount beneficially owned:

MAZ Partners LP – 897,836
MAZ Capital Advisors, LLC – 897,836
Walter Schenker – 1,087,089

(b)           Percent of class:

Titan Capital Management, LLC – 7.7%
TCMP3 Partners, L.P. – 7.7%
Walter Schenker – 9.3%

(c)           Number of shares as to which the person has:

MAZ Partners LP

(i)           Sole power to vote or to direct the vote:    0.

(ii)           Shared power to vote or to direct the vote    897,836.

(iii)           Sole power to dispose or to direct the disposition of    0.

(iv)           Shared power to dispose or to direct the disposition of    897,836.

MAZ Capital Advisors, LLC

(i)           Sole power to vote or to direct the vote:    0.

(ii)           Shared power to vote or to direct the vote    897,836.

(iii)           Sole power to dispose or to direct the disposition of    0.

(iv)           Shared power to dispose or to direct the disposition of     897,836.

Walter Schenker

(i)           Sole power to vote or to direct the vote:    189,253(1).

(ii)           Shared power to vote or to direct the vote    897,836.

(iii)           Sole power to dispose or to direct the disposition of     189,253(1).

(iv)           Shared power to dispose or to direct the disposition of     897,836.

(1) Includes shares held directly by Mr. Schenker and in an IRA account of Mr. Schenker.

Item 5.        Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.                    Identification and Classification of the Subsidiary Which Acquired the Security

Being Reported on By the Parent Holding Company or Control Person

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

Not Applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2010

MAZ Partners LP

By:           MAZ Capital Advisors, LLC, its General Partner

By:   /s/ Walter Schenker
      Name:  Walter Schenker
      Title:    Manager

MAZ Capital Advisors, LLC*

By:   /s/ Walter Schenker
      Name:  Walter Schenker
      Title:    Manager

By:   /s/ Walter Schenker*
      Walter Schenker

* The Reporting Persons disclaim their beneficial ownership in the securities reported herein that are owned of record by MAZ Partners LP.

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of Intrusion Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 10th day of November 2010.

MAZ Partners LP

By:           MAZ Capital Advisors, LLC, its General Partner

By:   /s/ Walter Schenker
      Name:  Walter Schenker
      Title:    Manager

MAZ Capital Advisors, LLC

By:   /s/ Walter Schenker
      Name:  Walter Schenker
      Title:    Manager

By:   /s/ Walter Schenker
      Walter Schenker